Form 40-F
period 2019-12-31
Sprott Physical Gold & Silver Trust
filed 2020-03-30
CIK 1726122

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission file number 001-38346

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

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units	CEF	NYSE Arca

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

194,827,300

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

EXPLANATORY NOTE

On October 2, 2018, Sprott Inc. announced that it entered into an agreement with Central Fund of Canada Limited (“CFCL”), CFCL’s administrator (the “Administrator”), and the controlling shareholders of CFCL, to acquire the common shares of CFCL and the right to administer and manage CFCL’s assets by way of plan of arrangement (the “Arrangement”). In connection with the Arrangement, the Sprott Physical Gold and Silver Trust (the “Trust”) was established on October 26, 2018 under the laws of the Province of Ontario, Canada, pursuant to a trust agreement between the Trust's settlor, Sprott Asset Management LP (the “Manager”) and RBC Investor Services Trust (“RBC Investor Services” or the “Trustee”), as trustee, dated as of October 26, 2018 (the “Trust Agreement”).

On January 16, 2019, pursuant to the Arrangement Agreement, the Trust acquired all of the assets and assumed all of the liabilities of CFCL (other than CFCL’s administration agreement).

Pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Trust is a “successor issuer” to CFCL, which historically filed periodic reports under the Exchange Act. CFCL’s Class A Shares were registered under Section 12(b) of the Exchange Act and, therefore, as of January 16, 2019, the Trust’s units (the “Units”) were deemed registered under that section of the Exchange Act. The Units issued in connection with the Arrangement were exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof.

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2019 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2019 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP have been the auditors of the Registrant since October 26,  2017. The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant's financial statements for the year ended December 31, 2019 and the period ended Decemebr 31, 2018, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2019 to December 31, 2019, and from January 1,  2018 to December 31, 2018.

	Year Ended	Period Ended
	December 31,	December 31,
	2019	2018
Audit Fees(1)	181,250	129,00
Audit-related Fees	-	-
Tax Fees(2)	7,610	3,000
All Other Fees	-	-
Total	188,860	132,000

NOTES:

(1)

Consist of fees related to statutory audits, related audit work in connection with registration statements, prospectus filings and other filings with various regulatory authorities, quarterly reviews of interim financial statements, French translation and performing inventory count procedures.

(2)	Consist of fees for tax consultation and compliance services, including indirect taxes.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2019, dated March 30, 2020, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2019 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 30, 2020.

99.6

Audited financial statements of the Registrant and notes thereto and Reports of Independent Registered Public Accounting Firm thereon, and Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2019 dated March 30, 2020.

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

SPROTT PHYSICAL GOLD AND SILVER TRUST
	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Gold and Silver Trust

Date: March 30, 2020	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer