Form 40-F
period 2020-12-31
Sprott Physical Gold & Silver Trust
filed 2021-03-22
CIK 1726122

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission file number 001-38346

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

⌧ Annual Information Form        ⌧ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

221,708,699

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧	No ◻

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ⌧	No ◻

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2020 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2020 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2020 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP have been the auditors of the Registrant since October 26, 2017. The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant's financial statements for the year ended December 31, 2020 and the period ended Decemebr 31, 2019, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2020 to December 31, 2020, and from January 1, 2019 to December 31, 2019. The dollar values disclosed in the following table are in Canadian dollars and exclude applicable taxes.

	Year Ended	Year Ended
	December 31,	December 31,
	2020	2019
Audit Fees(1)	$223,650	$181,250
Audit-related Fees	—	—
Tax Fees(2)	17,609	18,373
All Other Fees	—	—
Total	$241,259	$199,623

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements, prospectus filings and other filings with various regulatory authorities, quarterly reviews of interim financial statements, French translation and performing inventory count procedures.
(2)	Consist of fees for tax consultation and compliance services, including indirect taxes.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2020, dated March 22, 2021, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2020 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 22, 2021.

99.6

Audited financial statements of the Registrant and notes thereto and Reports of Independent Registered Public Accounting Firm thereon, and Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2020 dated March 22, 2021.

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

SPROTT PHYSICAL GOLD AND SILVER TRUST
	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Gold and Silver Trust

Date: March 22, 2021	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer