Form 40-F
period 2021-12-31
Sprott Physical Gold & Silver Trust
filed 2022-03-18
CIK 1726122

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission file number 001-38346

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

220,737,797

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2021 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2021 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, have been the auditors of the Registrant since October 26, 2017. The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant's financial statements for the year ended December 31, 2021 and the period ended Decemebr 31, 2020, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2021 to December 31, 2021, and from January 1, 2020 to December 31, 2020. The dollar values disclosed in the following table are in Canadian dollars and exclude applicable taxes.

	Year Ended	Year Ended
	December 31,	December 31,
	2021	2020
Audit Fees(1)	$180,500	$223,650
Audit-related Fees	—	—
Tax Fees(2)	12,133	17,609
All Other Fees	—	—
Total	$192,633	$241,259

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements, prospectus filings and other filings with various regulatory authorities, quarterly reviews of interim financial statements, French translation and performing inventory count procedures.
(2)	Consist of fees for tax consultation and compliance services, including indirect taxes.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2021, dated March 18, 2022, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2021 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 18, 2022.

99.6	Audited financial statements of the Registrant and notes thereto and Reports of Independent Registered Public Accounting Firm thereon, and Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2021 dated March 18, 2022.

99.7	Management’s Report on Internal Control Over Financial Reporting.

99.8	Attestation Report of KPMG LLP.

99.9	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD AND SILVER TRUST
	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Gold and Silver Trust

Date: March 18, 2022	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer