Form 40-F
period 2024-12-31
Sprott Physical Gold & Silver Trust
filed 2025-03-20
CIK 1726122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission file number 001-38346

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

200,517,745

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

ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2024 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2024 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2024 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

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

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP on the Registrant’s internal control over financial reporting as of December 31, 2024 accompanies the Audited Financial Statements of the Registrant for the year ended December 31, 2024 and is filed as part of Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, have been the auditors of the Registrant since October 26, 2017. The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant’s financial statements for the year ended December 31, 2024 and 2023, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2024 to December 31, 2024, and from January 1, 2023 to December 31, 2023. The dollar values disclosed in the following table exclude applicable taxes and administration fees.

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023
Audit Fees(1)	$157,789	$165,296
Audit-related Fees	—	—
Tax Fees(2)	9,388	9,527
All Other Fees	—	—
Total(3)	$167,177	$174,823

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements, prospectus filings and other filings with various regulatory authorities, quarterly reviews of interim financial statements, and French translation.
(2)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(3)	Fees paid in Canadian dollars have been converted to U.S. dollars based on the average foreign exchange rate for the year.

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

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2024 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

EXHIBIT INDEX

97	Sprott Physical Gold and Silver Trust Clawback Policy.

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 20, 2025.

99.6	Audited financial statements of the Registrant and notes thereto for the year ended December 31, 2024 and Reports of Independent Registered Public Accounting Firm thereon dated March 20, 2025, and Management Report of Fund Performance of the Registrant for the year ended December 31, 2024.

99.7	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD AND SILVER TRUST
	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Gold and Silver Trust

Date: March 20, 2025	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer