Form 40-F
period 2025-12-31
Sprott Physical Gold & Silver Trust
filed 2026-03-13
CIK 1726122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025	Commission file number 001-38346

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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title of each class	Trading Symbol	Name of each exchange on which registered
Units	CEF	NYSE Arca

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form        ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

190,937,369

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

 ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2025 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 is filed as Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2025 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

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

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of KPMG LLP on the Registrant’s internal control over financial reporting as of December 31, 2025 accompanies the Audited Financial Statements of the Registrant for the year ended December 31, 2025 and is filed as part of Exhibit 99.6 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85, have been the auditors of the Registrant since October 26, 2017. The following table presents fees for professional services rendered by KPMG LLP to the Registrant for the audit of the Registrant’s financial statements for the years ended December 31, 2025 and 2024, and fees billed for other services rendered by KPMG LLP during periods from January 1, 2025 to December 31, 2025, and from January 1, 2024 to December 31, 2024. The dollar values disclosed in the following table exclude applicable taxes and administration fees.

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Audit Fees(1)	$122,726	$120,532
Audit-related Fees	53,478	37,257
Tax Fees(2)	9,205	9,388
All Other Fees	—	—
Total(3)	$185,410	$167,177

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements, prospectus filings and other filings with various regulatory authorities, quarterly reviews of interim financial statements, and French translation.
(2)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(3)	Fees paid in Canadian dollars have been converted to U.S. dollars based on the average foreign exchange rate for the year.

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

INTERACTIVE DATA FILE

The Interactive Data File for the fiscal year ended December 31, 2025 is filed as Exhibit 101 to this annual report on Form 40-F, and is incorporated herein by reference.

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

EXHIBIT INDEX

97	Sprott Physical Gold and Silver Trust Clawback Policy.
99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated March 13, 2026.
99.6

Audited financial statements of the Registrant and notes thereto for the year ended December 31, 2025 and Reports of Independent Registered Public Accounting Firm thereon dated March 13, 2026, and Management Report of Fund Performance of the Registrant for the year ended December 31, 2025.

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

SPROTT PHYSICAL GOLD AND SILVER TRUST
	By:	Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Gold and Silver Trust

Date: March 13, 2026	By:	/s/ John Ciampaglia
John Ciampaglia
Chief Executive Officer